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                                  PRESS RELEASE
                              For Immediate Release

              GPC Biotech Acquires Assets of Axxima Pharmaceuticals Company Gains Complementary Expertise in Kinase Drug Discovery

Martinsried/Munich (Germany) and U.S. Research and Development Facilities in Waltham/Boston, Mass. and Princeton, N.J., March 2, 2005 - GPC Biotech AG (Frankfurt Stock Exchange: GPC; TecDAX index; NASDAQ: GPCB) today announced the acquisition of material assets of Axxima Pharmaceuticals AG. Axxima, a kinase drug discovery firm based in Munich, filed for insolvency in December 2004. Axxima's assets were transferred to a newly formed holding company in which certain Axxima investors led by TVM Techno Venture Management and other new investors injected an additional net (euro) 8.7 million in cash. GPC Biotech will purchase the holding company in a cash neutral transaction for (euro)13.7 million by issuing approximately 1.3 million new shares at a price of
(euro)10.47.

"This strategic acquisition is enabling us to add important expertise in the area of kinase-based drug discovery at a very favorable price," said Bernd R. Seizinger, M.D., Ph.D., Chief Executive Officer of GPC Biotech. "This expertise is highly complementary to our own internal capabilities. Axxima's signal transduction biology comes out of the laboratory of Dr. Axel Ullrich at the Max-Planck-Institute for Biochemistry, one of the world's most renowned laboratories in this field, and Axxima's medicinal chemistry team is also very experienced in kinase inhibitor chemistry. Both will provide a wonderful addition to our top-notch drug discovery groups in Munich and Waltham, MA, USA. We believe this acquisition will assist us in achieving our longer-term goal of further growing our drug pipeline with novel mechanism-based therapies to treat cancer. The cash infusion associated with this transaction allows us to significantly strengthen our mechanism-based drug discovery efforts without tapping into the financial resources earmarked for our advanced clinical oncology programs, particularly satraplatin which is currently in a Phase 3 registrational trial."

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Axxima Pharmaceuticals AG was a drug discovery company in the field of kinase inhibition. Axxima started operations in Martinsried in 1998 and was founded by a group of experienced scientists, led by Dr. Axel Ullrich, a former leading scientist at Genentech and co-founder of Sugen Inc. Axxima had raised a total of more than (euro)50 million since its inception and was focussing initially on infectious diseases and over the last years on cancer.

GPC Biotech will purchase the holding company to which material assets of Axxima and the net (euro)8.7 million cash infusion from investors were transferred and will not be responsible for Axxima's liabilities, unless expressly assumed in the asset purchase agreement. GPC Biotech is also receiving all of Axxima's patents, patent applications and know-how as well as several early-stage drug discovery programs in the areas of cancer. Additional pre-clinical and early clinical programs in infectious disease will also be transferred to GPC Biotech and might be partnered going forward. The Company also expects to hire approximately forty employees from Axxima to further strengthen its own drug discovery capabilities. GPC Biotech will make milestone payments to the insolvency receiver of Axxima for the entry of three compounds protected by Axxima's patent estate into clinical trials, up to a maximum total amount of
(euro)9 million.

The shares will be issued to the investors in the holding company from authorized capital. The average closing price of GPC Biotech shares for the last 30 trading days on Xetra was used to calculate the share price for the transaction. This average share price was (euro)10.47, representing a premium to the closing price of March 1, 2005 on Xetra of 8.6%. This transaction will result in a dilution of approximately 4.6%. The newly issued shares are subject to a minimum six-month lock-up period.


GPC Biotech AG is a biopharmaceutical company discovering and developing new anticancer drugs. The Company's lead product candidate - satraplatin - is currently in a Phase 3 registrational trial as a second-line chemotherapy treatment in hormone-refractory prostate cancer following successful completion of a Special Protocol Assessment by the U.S. FDA and receipt of a Scientific Advice letter from the European central regulatory authority, EMEA. The FDA has also granted fast track designation to satraplatin for this indication. Satraplatin was in-licensed from Spectrum Pharmaceuticals, Inc. Other anticancer programs include: a monoclonal antibody with a novel mechanism-of-action against a variety of lymphoid tumors, currently in Phase 1 clinical development, and a small molecule broad-spectrum cell cycle inhibitor, currently in pre-clinical development. The Company is leveraging its drug discovery technologies to elucidate the mechanisms-of-action of drug candidates and to support the growth of its drug pipeline. GPC Biotech also has a multi-year alliance with ALTANA Pharma AG working with the ALTANA Research Institute in the U.S., which provides GPC Biotech with revenues through mid-2007. GPC Biotech AG is headquartered in Martinsried/Munich (Germany). The Company's wholly owned U.S. subsidiary has research and development sites in Waltham, Massachusetts and Princeton, New Jersey. For additional information, please visit the Company's Web site at www.gpc-biotech.com.

This press release may contain projections or estimates relating to plans and objectives relating to our future operations, products, or services; future financial results; or assumptions underlying or relating to any such statements; each of which constitutes a forward-looking statement subject to risks and uncertainties, many of which are beyond our control. Actual results could differ materially depending on a

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number of factors, including the timing and effects of regulatory actions, the results of clinical trials, the Company's relative success developing and gaining market acceptance for any new products, and the effectiveness of patent protection. There can be no guarantee that the SPARC trial will be completed in a timely manner, if at all. Additionally, there can be no guarantee that satraplatin will be approved for marketing in a timely manner, if at all. We direct you to the Company's Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission for additional details on the important factors that may affect the Company's future results, performance and achievements. The Company disclaims any intent or obligation to update these forward-looking statements or the factors that may affect the Company's future results, performance or achievements, even if new information becomes available in the future.




For further information, please contact:

GPC Biotech AG
Fraunhoferstr. 20
82152 Martinsried/Munich, Germany               Additional Media Contacts:
Phone/Fax: +49 (0)89 8565-2600/-2610            Euro RSCG Life NRP
info@gpc-biotech.com                            In NY: Mark Vincent
                                                Vice President
Martin Braendle (ext. 2693)                     Phone: +1 212 845 4239
Senior Manager, Investor Relations &            mark.vincent@eurorscg.com
Corporate Communications
martin.braendle@gpc-biotech.com                 In Europe
                                                Maitland Noonan Russo
In the U.S.:                                    In London: Brian Hudspith
Laurie Doyle                                    Phone: +44 (0)20 7379 5151
Associate Director, Investor Relations &        bhudspith@maitland.co.uk
Corporate Communications
Phone: +1 781 890 9007 X267
laurie.doyle@gpc-biotech.com



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